John J. O’Brien

Partner

215.963.4969

October 25, 2019

FILED AS EDGAR CORRESPONDENCE

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:                             Response letter to comments on Post-Effective Amendment No. 34 to the Registration Statement of New Covenant Funds (File Nos. 333-64981 and 811-09025)

Dear Ms. Browning:

On behalf of our client, New Covenant Funds (the “Trust” or “NCF”), this letter responds to the comments and questions you provided via telephone on October 9, 2019, regarding the Trust’s Post-Effective Amendment No. 34, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 36, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on August 29, 2019 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the New Covenant Growth Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund and Parametric Portfolio Associates LLC  (the “Sub-Adviser”) serves as investment sub-adviser. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.                                      Comment.                                      Please confirm that the next Post-Effective Amendment will be complete when filed.

Response.                                         SIMC confirms that the next Post-Effective Amendment, filed pursuant to Rule 485(b), will be complete in all material respects.

2.                                      Comment.                                      With respect to the language on the front cover of the prospectus regarding Rule 30e-3, the phrase “Beginning as soon as January 1, 2021” could be confusing to investors. Consider making this disclosure a clearer, more affirmative statement, such as that used in the Fund’s Rule 497(k) filing on July 2, 2019.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Response.                                         In response to your comment, we have revised the Rule 30e-3 language on the front cover of the Prospectus to read “Beginning on January 2, 2021,” matching the Rule 30e-3 language on the front cover of the Fund’s Rule 497(k) filing on July 2, 2019.

3.                                      Comment.                                      There are multiple references to “funds” (plural) throughout the Amendment.  Please address and rectify accordingly.

Response.                                         The Trust’s next Post-Effective Amendment will be made with respect to all four series of the Trust.  Accordingly, plural references will be appropriate.

4.                                      Comment.                                      Pursuant to Instruction 3.3(d)(ii) to Item 3 of Form N1-A, please include a footnote disclosing that the expense information in the Fund’s “Annual Fund Operating Expenses” table has been restated to reflect current fees.  In addition, please provide a completed copy of the Fund’s advisory fee agreement or schedule thereto that reflects the reduction in management fees as an exhibit in Part C of the Trust’s registration statement.

Response.                                         In response to your comment, we have reviewed the previously filed advisory fee agreement and we will file a revised fee schedule properly reflecting the reduced fee as an exhibit to Part C of the Trust’s registration statement.  Further, in response to your comment, we have included the requested footnote in the Fund’s “Annual Fund Operating Expense” table.

5.                                      Comment.                                      Currently, the Fund’s “Principal Investment Strategies” disclosure (Item 4 of Form N-1A) appears inconsistent with the Fund’s additional discussion of its principal investment strategies (Item 9(b) of Form N-1A).  A fund’s disclosure prepared in response to Item 9(b) of Form N-1A should expand on the fund’s disclosure prepared in response to Item 4 in regard to how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally).  In light of the foregoing, please consider making appropriate revisions by adding additional information to Item 4 to make it consistent with the universe of investments discussed in Item 9, or by removing information from Item 9 to make it consistent with the universe of investments discussed in Item 4.  For example, consider whether asset-backed securities, mortgage-backed securities and foreign and emerging market securities are principal investment strategies of the Fund.

Response.                                         In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.  Nonetheless, we did make certain adjustments to the disclosure to make these sections more consistent with one another.

6.                                      Comment.                                      The fourth paragraph of the Fund’s “Principal Investment Strategies” states that the Fund’s strategy will be “different from an ‘active’ investment strategy,” but the next paragraph states that the Sub-Adviser has the ability to vary from the index, suggesting that the Sub-Adviser may employ an active management investment strategy.  Accordingly, the disclosure that the Fund’s strategy will be “different from an ‘active” investment strategy” may be misleading.

Response.                                         In response to your comment, we have removed the language stating that the Sub-Adviser’s investment strategy differs from an active investment strategy.

7.                                      Comment.                                      Please state the name of the index that the Fund’s Sub-Adviser seeks to track in the Fund’s Item 4 disclosure, along with a range of the number of index components and, if applicable, any industries or groups of industries in which the index is concentrated.  Please also consider enhancing the Fund’s Item 9 disclosure to describe the Fund’s index more clearly, including a plain English description of the index methodology, weighting methodology, rebalancing and reconstitution frequency, and risks related to indexing.

Response.                                         In response to your comment, we have reviewed and revised the Item 4 disclosure regarding the Fund’s index in the Fund’s “Principal Investment Strategies” section to read:

“Under normal market conditions, the Fund will invest primarily in a diversified portfolio of equity securities that are components of an index that represents broad exposure to the U.S. equity market, includes approximately 3,000 securities and is not concentrated in any particular industry.”

We have considered your comment regarding adding additional disclosure about the index to the Fund’s Item 9 disclosure, but have determined that additional disclosure is not necessary for that section.  We believe that the discussion of the index characteristics in the Fund’s Item 4 disclosure, as enhanced above in response to your comment, appropriately describes the nature of the index such that investors may understand in general terms how the Fund’s adviser decides which securities to buy and sell.

8.                                      Comment.                                      The Fund’s Item 4 disclosure states that the Fund “seeks to invest” in certain companies and “seeks to avoid” investing in other companies, based on the Presbyterian Principles.  The Fund’s Statement of Additional Information (“SAI”) provides more detail about how investments are selected, which should be more fully included, in summary form, in the Fund’s Item 4 or Item 9 disclosure.

Response.                                         In response to your comment we have reviewed the Fund’s overall disclosure — Item 4, Item 9 and SAI — and we believe that it currently strikes an appropriate balance and appropriately summarizes the relevant securities selection processes in accordance with the Presbyterian Principles.

9.                                      Comment.                                      Please clarify the statement that the Fund will seek to avoid investing in “some companies related to weapons production” in the Fund’s “Principal Investment Strategies”.  Does this mean that the Fund will invest in other companies related to weapons production?

Response.                                         Although the Fund will not actively seek investments in issuers tied to weapons production, not every issuer is screened for potential relationships to weapons production.  Accordingly, we have retained this language as-is.

10.                               Comment.                                      Please clarify the statement “at times a company involved in serious human rights violations may also be screened.” At what times would this policy would apply, how does the Fund define “serious human rights violations,” and what sources does the Fund use in determining when a company is involved in serious human rights violations?

Response.                                         The Fund does not have a strict definition of what qualifies as a serious human rights violation or a strict requirement as to at what times a company may be screened based on involvement in a serious human rights violation.  On an ongoing basis, the Mission Responsibility Through Investing Committee of the Presbyterian Church monitors companies for involvement in activities that it may determine to be serious human rights violations and makes screening decisions based on information available to it at the time.

11.                               Comment.                                      Please confirm whether the Fund will invest in registered investment companies other than exchange-traded funds (“ETFs”).  If so, then please revise the disclosure accordingly.

Response.                                         We confirm that, with respect to investments in registered investment company interests as a principal investment strategy, the Fund currently limits such investments to ETF shares.

12.                               Comment.                                      Please specify in the Fund’s “Principal Investment Strategies” section the types of real estate investment trusts (“REITs”) that the Fund will invest in (e.g., private or publicly-traded REITs), and summarize the attendant risks of such investments in Item 4 of Form N-1A.

Response.                                         The Fund expects to invest in publicly-traded REITs, particularly to the extent that such a REIT is included in the index that the Fund seeks to track.  In response to your comment, we have updated the Fund’s “Principal Investment Strategies” section accordingly.  In addition, we have added disclosure regarding the risks of investing in REITs in Item 4 of Form N-1A.

13.                               Comment.                                      Please specify in the Fund’s “Principal Investment Strategies” section the types of futures and futures contracts that the Fund will invest in and summarize the attendant risks of such investments in Item 4 of Form N-1A.

Response.                                         The Fund may invest in index futures contracts, which may either be based on indexes or particular groups or varieties of securities.  In response to your comment we have reviewed the Fund’s current disclosure and have revised the disclosure regarding futures in the Fund’s “Principal Investment Strategies” section to read “futures contracts based on indexes of particular groups or varieties of securities.” In addition, we have added disclosure regarding the risks of investing in futures contracts in Item 4 of Form N-1A.

14.                               Comment.                                      The Fund’s “Principal Investment Strategies” section indicates that the Sub-Adviser has the authority to vary from the Index to favor “securities of companies that are more highly ranked with respect to environmental, social and governance (“ESG”) criteria than other companies in the Fund’s portfolio.”  Please disclose in that section, and consider including additional disclosure in the Trust’s SAI, the criteria that the Fund uses to rank companies for purposes of such ESG criteria.

Response.                                         In responses to your comment, additional information regarding the ESG criteria that the Fund uses to rank companies has been added to its disclosure in the “Principal Investment Strategies” section.

15.                               Comment.                                      Please revise the principal investment strategies and primary risks in Item 4 of Form N-1A so that they correlate and ensure that such disclosure is specific, not generalized. For example, specific types of futures contracts should be discussed, and the particular types of risks associated with investing in those specific types of futures contracts should be disclosed.

Response.                                         In response to your comments, we have made some clarifying changes to the disclosure, but generally we believe that the disclosure sufficiently and clearly described the Fund’s principal investment strategies as originally drafted.

16.                               Comment.                                      Please prioritize the Fund’s principal risks that are most likely to affect the Fund’s assets, yield, and total return.  Please see IM Guidance 2014-08 (“Risk Guidance”).

Response.                                         In response to your comment, we have reviewed the Fund’s risk disclosure and, having also considered the Risk Guidance, believe that the Fund’s disclosure regarding its principal risks currently and accurately prioritizes the risks that are most likely to affect the Fund’s assets, yield and total return.  Accordingly, we do not believe any changes are necessary at this time.  As an aside, we have been implementing changes across the various SEI Fund registrants in accordance with the Risk Guidance on a rolling basis.

17.                               Comment.                                      Please clarify whether the Presbyterian Principles discussed in the Fund’s Principal Investment Strategies are the same as the “social-witness principles” referenced in the Fund’s Principal Risks section.  If these are the same, then consider using a single term to refer to this concept to avoid confusion by a reasonable shareholder.

Response.                                         The terms “Presbyterian Principles” and “social-witness principles” generally have the same meaning; however, the Fund uses the terms differently depending on the context.  When discussing the principles generally, the Fund uses the term “social-witness principles,” and when using discussing the principles in the specific context of being established by the General Assembly of the Presbyterian Church (U.S.A.), the Fund uses the term “Presbyterian Principles.”  We believe the current disclosure is clear and unambiguous and, accordingly, we do not believe any changes are necessary at this time.

18.                               Comment.                                      Please explain the disclosure of small cap risk as a principal risk of the Fund.  If small cap risk is not a principal risk of the Fund, please relocate this disclosure to the SAI.

Response.                                         The Fund is expected to provide market capitalization exposure similar to the index that it seeks to track, which contains an allocation to small cap securities.  The Fund’s total exposure to small cap securities is expected to reach as much as 10% the total net assets of the Fund and therefore, we believe small cap risk is appropriately identified as a principal risk of the Fund.

19.                               Comment.                                      Considering that the Fund will seek to closely track a U.S. equities index that is composed primarily of large cap securities, please consider whether liquidity risk is an actual principal risk of the Fund.

Response.                                         In response to your comment, we have removed liquidity risk as a principal risk of the Fund.  Liquidity risk remains disclosed elsewhere in the registration statement.

20.                               Comment.                                      In the Fund’s “Performance Information” disclosure, please describe the change in the Fund’s principal investment strategy from active to passive and the timing of the change.

Response.                                         In response to your comment, we have added disclosure to the Fund’s “Performance Information” section that reads “On May 13, 2019, the Fund transitioned from an actively-managed strategy to its current strategy of investing in equity securities that are components of the Index.”

21.                               Comment.                                      In the “Management” section of the Prospectus (Item 5 of Form N-1A), please combine the disclosure regarding the Adviser and the Sub-Adviser into a single section.  Then, in a separate section, please provide disclosure regarding all of the portfolio managers.  If portfolio managers are jointly responsible, or if there is a lead portfolio manager, then please disclose such information in the portfolio manager section.

Response.                                         In response to your comment, we have reviewed the disclosure requirements of Item 5 of Form N-1A and, having also considered the disclosure methodology currently and historically used by the Trust, we have determined not to make any adjustments to the current disclosure at this time.

22.                               Comment.                                      With respect to the “More Information About Investments” section (Item 9 of Form N-1A), please evaluate which investment strategies are principal and non-principal and adjust the disclosure accordingly.

Response.                                         In response to your comment, and comments #29 and #35 below, we have carefully reviewed the Fund’s disclosure in Item 9 of Form N-1A.  The Fund’s prospectus is designed to fully represent the large range of securities in which the Fund may invest, including the securities in which the Fund will always invest as part of its principal  investment strategies and the securities in which it may invest under certain market circumstances.  We believe it is prudent to sufficiently disclose to shareholders all of these likely investments in the Prospectus and, accordingly, we have not adjusted the scope of disclosed investments in Item 9.

23.                               Comment.                                      With respect to the phrase “among others, certain limitations on investments in military contractors and tobacco companies,” please clarify what such “other” limitations are and please also further describe the “certain limitations” imposed on investments in military contractors and tobacco companies.

Response.                                         In response to your comment, we have reexamined this disclosure and believe that it is sufficient as-is.  With respect to “other” limitations, these are identified in the “More Information About Investments” section as limitations on investment in “distillers of alcoholic beverages, gambling companies, manufactures of gambling equipment and manufacturers of firearms and certain companies that do not include human rights as part of their business model.” With respect to “certain limitations,” we have replaced the phrase “certain limitations on” with “prohibitions.”

24.                               Comment.                                      In the “More Information About Investments” section, please indicate which entity will perform the ranking of companies with respect to ESG criteria.

Response.                                         The Sub-Adviser applies a proprietary process that tilts the portfolio toward ESG investments.  The disclosure with respect to ESG criteria in the “More Information About Investments” section has been revised to read: “In addition, the Fund’s portfolio will be constructed by the Sub-Adviser, pursuant to a proprietary process, to favor securities of companies that are more highly ranked with respect to environmental, social and governance criteria.”

25.                               Comment.                                      Please disclose the types of foreign and international companies in which the Fund may invest in, such as foreign corporate debt.

Response.                                         The Fund’s investment in foreign and international companies is minimal.  Accordingly, the risk disclosure regarding foreign investments will be adjusted in the Trust’s next Post-Effective Amendment.

26.                               Comment.                                      In the “More Information About Investments” section, you state that “further descriptions of principal investment strategies, as well as other securities and investment techniques” are described below.  Please clarify whether such “other securities and investment techniques” refers to non-principal investment strategies.  Please also clarify the phrase “investment techniques,” as such term is not used in Form N-1A.

Response.                                         In response to your comment, we have removed the phrase “as well as other securities and investment techniques.”

27.                               Comment.                                      Please supplementally disclose what percentage of the Fund’s net assets will be invested in asset-backed securities and in the types of asset-back securities in which the Fund will invest, in terms of issuers and credit quality (e.g., junk).

Response.                                         The Fund’s investment in asset-backed securities is minimal and generally will be limited to securities considered investment grade at the time of investment.

28.                               Comment.                                      With regard to the description of the Fund’s investment in mortgage-backed securities in the “More Information About Investments” section, please further describe the types of mortgage-backed securities in which the Fund will invest, in terms of credit quality.  Please also consider whether these are actually principal investment strategies of the Fund, given that they are not discussed in the Fund’s Item 4 disclosure.

Response.                                         The Fund’s investment in mortgage-backed securities is minimal and generally will be limited to securities considered investment grade at the time of investment.  Accordingly, the Trust’s next Post-Effective Amendment, will reflect reduced disclosure regarding mortgage-backed securities with respect to the Fund.

29.                               Comment.                                      Please consider whether the disclosure in the “Other Securities and Investment Techniques” section reflects principal investment strategies of the Fund.  Please note that “investment techniques” is not a term used in Form N-1A.

Response.                                         In response to your comment, and comments #22 above and #35 below, we have carefully reviewed the Fund’s disclosure in Item 9 of Form N-1A.  The Fund’s prospectus is designed to fully represent the large range of securities in which the Fund may invest, including the securities in which the Fund will always invest as part of its principal  investment strategies and the securities in which it may invest under certain market circumstances.  We believe it is prudent to sufficiently disclose to shareholders all of these likely investments in the Prospectus.

30.                               Comment.                                      Please clarify whether the Fund’s use of put and call options are part of its principal investment strategies, given that the current Item 9 disclosure states the Fund may invest up to 20% of its net assets in such instruments, but such instruments are not included in the Fund’s Item 4 disclosure.  In addition, please specify whether the Fund will write (i.e., sell) and/or buy these instruments and please supplementally confirm whether the Fund will invest in over-the-counter securities.

Response.                                         The Fund’s investment in put and call options is minimal.  Accordingly, the Trust’s next Post-Effective Amendment, will reflect reduced disclosure regarding put and call options with respect to the Fund.

31.                               Comment.                                      The “Pricing of Fund Shares” disclosure discusses swaps, collateralized debt obligations (“CDOs”), and collateralized loan obligations (“CLOs”).  Please confirm whether this information is relevant to the Fund, given that the Fund’s Item 9 disclosure does not address these types of assets.

Response.                                         This valuation disclosure is included in all of the various prospectuses of the SEI Funds complex and is meant to cover all types of instruments in which the Funds, in the aggregate, could invest. Given the labeling of the various sections, we do not believe that a typical shareholder would consider instruments discussed in this section, and not discussed in the Fund’s Item 4 or Item 9 disclosure, to be principal investment strategies of the Fund.  Accordingly, we have not made any changes to this disclosure.

32.                               Comment.                                      Please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010.

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

33.                               Comment.                                      The “Other Securities and Investment Techniques” section discusses securities lending as an investment strategy of the Fund.  Please disclose the maximum limit, as a percentage of total assets, that the Fund will engage in securities lending and state that the Fund bears the entire risk of loss on any invested collateral in connection with securities lending.  Please also note the costs of securities lending currently is not disclosed in the Fund’s fee table and consider whether such costs should be broken out as a separate line item.

Response.                                         In response to your comment, we have reviewed the Fund’s current disclosure regarding the risks of securities lending.  With respect to a maximum limit, the Fund does not have a maximum limit on securities lending as part of its principal investment strategy. The Fund may engage in securities lending in amounts that are consistent with its investment objectives and the requirements of the 1940 Act and rules promulgated thereunder, and such amounts may vary at any time based on prevailing market conditions and other factors. With respect to the Fund bearing the entire risk of loss on any invested collateral, the disclosure in the “Other Securities and Investment Technique” section states, “the Fund will be responsible for any loss that might result from its investment of the collateral.” With respect to the inclusion of securities lending costs in the Fund’s fee table, the Fund has not engaged in securities lending in the past year and therefore does not have expenses related to securities lending to disclose in the Fund’s fee table.  Accordingly, the Fund’s fee table is correctly constructed and no additional investment disclosure is necessary at this time.

34.                               Comment.                                      The disclosure regarding Real Estate Investment Trusts (“REITs”) in the “Other Securities and Investment Techniques” section is very general.  Please disclose what different types of REITs the Fund may actually invest in as a principal investment strategy.

Response.                                         The Fund expects to invest in publicly-traded REITs, particularly to the extent that such a REIT is included in the index that the Fund seeks to track.  In response to your comment, we have updated the Fund’s “Other Securities and Investment Techniques” section accordingly.

35.                               Comment.                                      Please clarify whether the disclosure included under the sub-heading “Other Risks” under the heading “More Information About Risks” refers to risks associated with principal or non-principal investment strategies.

Response.                                         In response to your comment, and comments #22 and #29 above, we have carefully reviewed the Fund’s disclosure in Item 9 of Form N-1A.  The Fund’s prospectus is designed to fully represent the large range of securities in which the Fund may invest, including the securities in which the Fund will always invest as part of its principal  investment strategies and the securities in which it may invest under certain market circumstances.  We believe it is prudent to sufficiently disclose to shareholders all of these likely investments in the Prospectus.

36.                               Comment.                                      Please clarify why only a single index is discussed under the heading “More Information About the Fund’s Benchmark Indexes.”

Response.                                         The Trust’s next Post-Effective Amendment will be made with respect to all four series of the Trust.  Accordingly, plural references to indexes will be appropriate in the next filing.

37.                               Comment.                                      If the Adviser or Sub-Adviser manages the assets of the Fund pursuant to a portfolio management team or committee, Item 10(a)(2) of Form N-1A requires the disclosure of each portfolio manager’s role in such team or committee.  Please update your disclosure to include whether the portfolio managers are jointly and primarily responsible, or whether there are any lead portfolio managers.

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure regarding the Adviser’s portfolio managers and have made revisions accordingly.  Mr. Hintz is the Adviser’s sole portfolio manager responsible for the management of the Fund.  Accordingly, and in response to your comment, Mr. Dolce has been removed from the Fund’s Prospectus and SAI.

38.                               Comment.                                      In the “Information About Fee Waivers” section, the Fund is referred to in abbreviated form as the “Growth Fund” for the first time in the prospectus.  Please clarify why the term “Growth Fund” is used instead of “the Fund.”

Response.                                         References to the “Growth Fund” are used in the Trust’s full prospectus, which covers all four series of the Trust. This reference was errantly retained in the Amendment, but will be used in the proper context in the Trust’s next Post-Effective Amendment.

39.                               Comment.                                      In the subsection “Purchase Amounts,” within the section “How to Purchase Fund Shares,” and in the section “How to Sell Your Fund Shares,” please disclose what would constitute receipt by the transfer agent of a request to purchase or redeem fund shares and the risks to investors in terms of receiving a particular net asset value (NAV) when sending purchase or redemption orders through U.S. mail.

Response.                                         We believe that the prospectus currently provides appropriate disclosure as to what would constitute receipt by the transfer agent of a request to purchase and redeem fund shares.  Regarding purchases, shareholders are told (i) in the “Instructions for Opening or Adding to an Account” subsection of the “How to Purchase Shares” section, the information to provide to the transfer agent, and (ii) in the “Timing of Purchase Requests” subsection, that all requests received in good order by the transfer agent before the close of the New York Stock Exchange will be executed the same day, at that day’s closing share price and orders received after the close of the New York Stock Exchange will be executed the following business day, at that day’s closing share price.  Regarding redemptions, shareholders are told (i) in the “Instructions for Selling Fund Shares” subsection of the “How to Sell Your Fund Shares” section, the information to provide the transfer agent, and (ii) in the “Timing of Sale Requests” subsection, that all requests received in good order by the Transfer Agent before the close of the New York Stock Exchange, typically 4:00 p.m., Eastern Time, will be executed the same day at that day’s NAV. Requests received after the close of the New York Stock Exchange will be executed the following business day, at that day’s NAV.  We further believe that “Timing of Purchase Requests” and “Timing of Sale Requests” subsections appropriately disclose that all shareholders, including those that place purchase or sale orders by U.S. mail, will not receive a particular day’s NAV if the transfer agent does not receive the order as described above.  Accordingly, we do not believe any changes are necessary.

40.                               Comment.                                      Please consider restructuring the disclosure in the “Pricing of Fund Shares” section into shorter paragraphs organized by security type so that it is more consistent with the plain English disclosure standards.

Response.                                         In response to your comment we have reexamined this disclosure and believe that it is sufficiently comprehendible as-is.  Accordingly, we do not believe any changes are necessary at this time.

41.                               Comment.                                      Item 11(e)(4) of Form N-1A requires the disclosure of any policies and procedures of the Fund for discouraging frequent purchases and redemptions of Fund shares.  Please disclose in the “Frequent Purchases and Redemptions” section the policies and procedures the Fund’s Board of Trustees has adopted to discourage frequent purchases and redemptions, and specifically address the restrictions that are identified in Item 11(e)(4).

Response.                                         The “Frequent Purchases and Redemptions of Fund Shares” section states, “the Board has adopted policies and procedures on behalf of the Funds to deter short-term trading.”  The disclosure then addresses the Fund’s policy against excessive short-term trading, what the Fund considers to constitute excessive short-term trading, and then the consequences of engaging in such trading.  Accordingly, we do not believe that any changes are necessary at this time.

42.                               Comment.                                      Regarding the “Frequent Purchases and Redemptions of Fund Shares” section, please clarify that the Fund’s ability to reject “exchange requests” may only apply to purchase requests, or alternatively, please explain the authority that allows the Fund to reject redemption requests.

Response.                                         After making the change set forth immediately below, we do not think any additional clarifications are required regarding the Fund’s ability to reject exchange requests in connection with a purchase for new shares.  The Fund does not hold itself out as having the ability to reject redemption orders that have been submitted in proper form and in accordance with the Fund’s policies regarding frequent purchases and redemptions.

43.                               Comment.                                      In the “Stock Exchange Closings” section, please clarify that the Fund’s ability to reject “exchange requests” may only apply to purchase requests, or alternatively, please explain the authority that allows the Fund to reject redemption requests and how doing so is consistent with Section 22(e) of the 1940 Act.

Response.                                         In response to your comment, we have added the phrase “(associated with a purchase order)” after the phrase “reject any exchange request” in the “Rights Reserved by the Funds” section.

44.                               Comment.                                      Please clarify in the “Stock Exchange Closings” section how the Fund’s ability to automatically redeem shares in connection with an exchange order is consistent with Section 22(e) of the 1940 Act.

Response.                                         The disclosure indicates that the Fund has the ability to automatically redeem shares if a purchase check is returned for insufficient funds.  This is equivalent to a purchase not having been properly settled (i.e., cash for shares was not received by the Fund), and therefore is outside the limitations of Section 22(e) of the 1940 Act.

45.                               Comment.                                      Please revise the “Signatures Guarantee” section to clarify what a reasonable shareholder should know about signature guarantees and what they need to do to obtain one.

Response.                                         In response to your comment, we have added the following disclosure to the beginning of this section: “A signature guarantee is a form of authentication, issued by a bank or other financial institution, which verifies the legitimacy of a shareholder signature and the shareholder’s overall request. We require a signature guarantee in certain circumstances where we believe it is in the shareholder’s best interest, as further described below.”

46.                               Comment.                                      Please revise the “Redemption Policies” section so that it tracks the language of Section 22(e) of the 1940 Act.

Response.                                         We believe the current disclosure is consistent with Section 22(e) of the 1940 Act.  Accordingly, we do not believe any changes are necessary at this time.

47.                               Comment.                                      Please state that the maximum time that a Fund may hold a check for purposes of clearing should not exceed 15 days.

Response.                                         In response to your comment we have revised the disclosure accordingly.

48.                               Comment.                                      Please provide the legal authority for the Fund to reserve the right to suspend payment of a request for redemption for a period of up to 10 business days after receipt of a redemption request in good order (a) when it is not reasonably practicable for the Fund to fairly determine the true holder of the Fund’s shares or (b) for the purpose of preserving the rights and interests of the true owner of the shares.

Response.                                         In those circumstances where the Fund would suspend payment of a particular request for redemption, the Fund would be relying on the no-action letter issued by the SEC staff to the Investment Company Institute on June 1, 2018.

49.                               Comment.                                      Please consider adding additional disclosure regarding the Fund’s practices for in-kind redemptions, including the use of pro rata slices or representative baskets, as set forth in the Adopting Release of Rule 22e-4 under the 1940 Act (see Investment Company Act Rel. No. 32,315).

Response.                                         In response to your comment we have reviewed the Fund’s current disclosure and do not believe that any changes are necessary at this time.  We note neither Form N-1A nor Rule 22e-4 requires any such disclosure in a fund’s offering documents.

50.                               Comment.                                      Please confirm that all strategies and risks in the SAI are disclosed in the prospectus, or revise the prospectus accordingly.

Response.                                         We believe that the disclosure in the SAI of the Trust’s next Post-Effective Amendment will conform with the applicable requirements of Form N-1A.

51.                               Comment.                                      The SAI indicates that the Fund may invest in repurchase agreements and reverse repurchase agreements. Please confirm whether the Fund will invest in these types of instruments, and if so, please disclose the maximum percentage of the Fund’s total assets in which the Fund may invest in such instruments and consider whether disclosure in Item 4 of Form N-1A is required.

Response.                                         The Fund’s investment in repurchase agreements and reverse repurchase agreements is minimal and is not expected to exceed 5% of the Fund’s total net assets.  Accordingly, no additional investment disclosure is required.

52.                               Comment.                                      Please confirm whether the Fund is selling securities short, as disclosed in the SAI, and if so, please supplementally confirm that the costs and expenses associated with short sales have been included in the Fund’s fee table under the other expenses, or revise the fee table accordingly.

Response.                                         Currently the Fund only has a small amount of short positions on equity futures contracts.  Accordingly, the Fund’s fee table is correctly constructed in its current form and no additional investment disclosure is required.

53.                               Comment.                                      Please clarify the statement in the SAI that the Fund did not engage in securities lending, considering that securities lending is disclosed as an investment strategy in Item 9 of Form N-1A.

Response.                                         Although the Fund had not engaged in securities lending during the past year, the Fund retains the ability to engage in securities lending as part of its principal investment strategies.  Accordingly, we do not believe any changes are necessary at this time.

54.                               Comment.                                      Please supplementally disclose how portfolio manager bonus compensation is paid.  Specifically, is such compensation paid out of the Adviser’s advisory fee?

Response.                                         SIMC’s portfolio managers, as employees of SEI Investments, are paid bonus compensation out of SEI Investments’ overall corporate profits, which are derived from a number of different sources, including, but not limited to, the advisory fees paid by SIMC’s various advisory clients, such as the Fund and affiliated funds.

55.                               Comment.                                      In the “Portfolio Transactions” section of the SAI, please consider adding disclosure regarding any prohibitions on vendors trading based on portfolio holdings information pursuant to Item 16(f)(2) of Form N-1A.

Response.                                         In response to your comment, we have reviewed the Trust’s current disclosure and do not believe that any changes are necessary at this time.

56.                               Comment.                                      In the “Code of Ethics” section of the SAI, please consider adding disclosure regarding access persons’ ability to purchase securities that could be held by the Fund, pursuant to Item 17(e) of Form N-1A.

Response.                                         In response to your comment, we have reviewed the Trust’s current disclosure and do not believe that any changes are necessary at this time.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien